August 8, 2025

Kyle Clark
Chief Executive Officer
Beta Technologies Inc.
1150 Airport Drive
South Burlington, Vermont 05403

       Re: Beta Technologies Inc.
           Draft Registration Statement on Form S-1
           Submitted July 14, 2025
           CIK No. 0001784570
Dear Kyle Clark:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure that, as a controlled company, you "may utilize any or all of the exemptions from the applicable corporate governance standards." Please revise to state affirmatively whether you will rely on exemptions, and if so, state which exemptions.
Prospectus Summary, page 1

2. Please revise your organizational chart to identify the specific subsidiaries, including country of incorporation for each subsidiary.
 August 8, 2025
Page 2
Prospectus Summary
The Offering, page 18

3. You disclosed that unless otherwise noted, the information in this prospectus gives effect to a forward split of your capital stock, which will become effective on a date in the future. If the forward stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with
       SAB Topic 4C, you must revise your financial statements and all related disclosures throughout your filing to retro-actively reflect the forward stock split. If the forward stock split will occur after the effectiveness of your registration statement, please provide appropriate pro forma disclosures throughout your filing. Please advise or revise your disclosures accordingly.
Use of Proceeds, page 72

4. Please revise your disclosure to state the approximate amount of proceeds intended to be used for each stated purpose.
Capitalization, page 74

5. Please revise the "total stockholders' equity" line item amount in the "Actual" column to include your convertible preferred stock as shown in the December 31, 2024 audited balance sheet on page F-3. We note your current disclosure excludes the outstanding convertible preferred stock amounts. Further, revise your computation of total capitalization to be inclusive of both total notes payable and total stockholders'
       equity including the convertible preferred stock.
Dilution, page 76

6. Please expand your dilution table to disclose historical net tangible book value and related per share amount at December 31, 2024 on an actual basis. In this regard, your discussion should encompass the historical, pro forma, and adjusted pro forma impact in the dilution presentation. To the extent the historical and pro forma net tangible book value amounts would be the same, so state, and describe any material difference that would result in the calculation of net tangible book value per share as a result of the IPO Recapitalization. Please revise to also disclose the key estimates and assumptions used in your computations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 78

7. We note on page 3 that your business model contemplates four key revenue streams including selling aircraft to military and commercial customers, selling replacement batteries in the aftermarket, selling propulsion systems, and selling ground service equipment, primarily chargers. We also note on page 10 that you primarily compete across four end markets within the aerospace industry, including cargo and logistics, medical, defense and passengers. Further, we note on pages 4 and 5 that you have backlog for Firm Orders and Options for both your ALIA CTOL (CX300) and ALIA
       VTOL (A250). Based on your discussions on page 80 under "Government Certification" and page F-7 under "Nature of Business and Liquidity," it does not
       appear that your aircraft is available for sale and that you have not sold or generated
 August 8, 2025
Page 3

       any revenue from aircraft sales to date. If so, please provide disclosure to this effect here in MD&A and also in the Prospectus Summary and Business sections. Results of Operations
Comparison of Results for the Years Ended December 31, 2024 and 2023, page 82

8. Please revise your discussion of revenues on page 83 to address the following:
           Expand to describe the nature of your product revenue generated in each year. We note your disclosure on pages 127 and 128 that you entered into agreements with
           ARMI (in 2023 and 2024) to construct and deliver one rapid response forward operating base (FOB), to perform support services related to the FOB, to install electric charging stations at various airports, and to conduct a trade study.
           Disclose the amount of revenue generated from these particular products and the nature of the product revenue related to new contracts with commercial customers. For example, disclose if these contracts encompass tangible products such as motors, batteries, charge equipment, etc.
           Given that service revenue is your primary revenue source, expand your discussion to describe the nature of the services attributable to certain U.S.
           government customers and those to commercial customers. In this regard, specify the type of engineering and priority access services rendered and any other services, such as consulting, usage and access of your charge stations. Also, explain why there was a reduction in service revenue recognized from certain
           U.S. Government customers.
Emerging Growth Company Status, page 90

9. Please revise to disclose whether or not you have elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Please also clarify your intentions in the related risk factor on pages 65-66. Refer to Question 13 of the Staff's Jumpstart
       Our Business Startups Act Frequently Asked Questions.
Business, page 92

10. We note your disclosure on page 94 that you are developing a fully-integrated, digital platform. Please revise to include information about the timeline for development for that platform.
11. Please include a discussion of the manner in which seasonality affects your business.
       See Item 101(c)(1)(v) of Regulation S-K.
Our Products, page 95

12. Please revise to state when you expect to achieve type certification for the ALIA
       Defense VTOL and the larger aircraft you are developing.
Intellectual Property, page 117

13. Please revise this section to include the duration of all intellectual property held. See
       Item 101(c)(1)(iii)(B) of Regulation S-K.
 August 8, 2025
Page 4

Facilities, page 119

14. Please state specifically the lease term for each material physical property. See Item
       102 of Regulation S-K.
Management, page 121

15. Please provide the information required by Item 401 of Regulation S-K for each director. For instance, we note Francesco Capretti and Mike Stone were designated as directors, and that you mention other directors, but your management table only lists
       Kyle Clark and David Churchill as directors.
Executive Compensation, page 125

16. Please revise to fill in the disclosure required by Item 402 of Regulation S-K in your next submission to ensure that your submission is substantially complete.
Security Ownership of Certain Beneficial Owners and Management, page 130

17. Please revise to disclose the addresses of the 5% or more stockholders identified in the table.
Notes to the December 31, 2024 Audited Financial Statements
Note 2. Basis of Presentation and Accounting Policies
Revenue Recognition, page F-12

18. Please disclose the types of products that are generally recognized at a point in time, and those products and services that are generally recognized over time, along with disclosing the terms of payment including any financing arrangements. Also, give consideration to expanding Note 3 on page F-18 to disclose disaggregation of revenues based on contract type, such as firm fixed price, cost-reimbursable, or time and materials. Refer to ASC 606-10-55-89 through 55-91.
Exhibits

19. Please file all material agreements as exhibits to the registration statement. This includes, but is not limited to, the Security Control Agreement, employment agreements, and lock-up agreements. See Item 601(b)(10) of Regulation
S-K.
20. We note the footnote "#" to the exhibit index that you are redacting information.
       Please revise to clarify which exemption you are relying on to redact information in those exhibits.
General

21. We note your disclosure throughout that you based internal calculations on an analysis conducted by a global-third party consulting firm. Please revise to clarify whether you commissioned any of the third-party data presented in the registrations statement. If you did, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits.
22. We note your letter from your CEO. Please relocate the letter to a more appropriate location in your prospectus, such as the section beginning on page 92. August 8, 2025
Page 5

        Please contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing